Exhibit 99.1

Management’s Discussion and Analysis

Table of Contents

1.	Company Performance
2.	Consolidated Financial Position, Liquidity and Capital Resources
3.	Financial Instruments
4.	Funding Costs
5.	Related Party Transactions
6.	Shareholders’ Equity
7.	Accounting Policies and Estimates
8.	Disclosure Controls and Procedures
9.	Risks and Uncertainties

Management’s Discussion and Analysis
“Sears”, “Sears Canada”, “we”, “us”, “our” or “the Company” refers to Sears Canada Inc. and its subsidiaries.

This quarterly report to Shareholders, which includes the Management’s Discussion and Analysis (“MD&A”), current as at December 8, 2016 unless otherwise stated, and the unaudited condensed consolidated financial statements of the Company for the 13-week period ended October 29, 2016 (“Q3 2016 financial statements”) (together, the “Quarterly Report”), contains commentary from the Company’s management regarding strategy, operating results and financial position. Management is responsible for its accuracy, integrity and objectivity, and develops, maintains and supports the necessary systems and controls to provide reasonable assurance as to the accuracy of the comments contained herein.

The third quarter (“Q3”) unaudited results for the 52-week period ending January 28, 2017 (“Fiscal 2016” or “2016”) and the 52-week period ended January 30, 2016 (“Fiscal 2015” or “2015”) reflect the 13-week periods ended October 29, 2016 (“Q3 2016”) and October 31, 2015 (“Q3 2015”), respectively. The year-to-date unaudited results for 2016 and 2015 reflect the 39-week periods ended October 29, 2016 (“Fiscal 2016 year-to-date”) and October 31, 2015 (“Fiscal 2015 year-to-date”), respectively. The 2014 fiscal year refers to the 52-week period ended January 31, 2015 (“Fiscal 2014” or “2014”).

This Quarterly Report should be read in conjunction with the Consolidated Financial Statements, and Notes to the Consolidated Financial Statements, for Fiscal 2015. These items are contained in the Company’s 2015 Annual Report. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”) and the Management Proxy Circular, both dated March 17, 2016, can be obtained by contacting Sears Canada’s Corporate Communications department at 416-941-4428. The 2015 Annual Report, together with the AIF and Management Proxy Circular, have been filed with securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed on the SEDAR website at www.sedar.com. Additional information relating to the Company is also available online at www.sedar.com and on the U.S. Securities Exchange Commission website at www.sec.gov. Information contained in, or otherwise accessible through, websites mentioned in this Quarterly Report do not form a part of this document. All references in this Quarterly Report to websites are to inactive textual references only.

The Q3 2016 financial statements are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting (“IAS 34”) issued by the International Accounting Standards Board (“IASB”), and therefore do not contain all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements. Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides such additional information in this MD&A so that readers may do the same. See Section 1.d. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA” for additional information.

Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Cautionary Statement Regarding Forward-Looking Information
Certain information in the Quarterly Report is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives, and includes statements concerning possible or assumed future results set out under “2016 Third Quarter Highlights”, Section 1 “Company Performance”, Section 2 “Consolidated Financial Position, Liquidity and Capital Resources”, Section 3 “Financial Instruments”, Section 7 “Accounting Policies and Estimates” and Section 9 “Risks and Uncertainties”. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the Company’s inability to compete effectively in the highly competitive retail industry; weaker business performance in the fourth quarter, traditionally the Company’s strongest quarter; the ability of the Company to successfully implement its strategic initiatives; changes in consumer spending; the proposed real estate transactions described in this Quarterly Report, which are subject to closing conditions, not closing on the agreed terms, or at all; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; customer preference toward product offerings; ability to implement and continue the Company’s new consumer financing program; ability of the Company’s loyalty program to attract and retain customers; ability to successfully implement the Company’s new digital e-commerce platform nation-wide; ability of the Company to migrate sufficient catalogue customers and business to online; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; fire damage to, structural integrity and safety of, foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the Company’s reliance on third parties in outsourcing arrangements, and their ability to perform the arrangements for which they have been engaged; willingness of the Company’s vendors to provide acceptable payment terms; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; seasonal weather patterns; ability to make, integrate and maintain acquisitions and investments; general economic conditions; liquidity risk and failure to fulfill financial obligations; fluctuations in foreign currency exchange rates; the credit worthiness and financial stability of the Company’s licensees and business partners; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation including the potentially restrictive impact such an increase might have on credit availability; the ability of the Company to successfully negotiate with its lenders to increase availability under its Amended Credit Facility and/or to arrange alternative financing that provides more credit availability relative to the collateral available; the impairment of intangible and other long‑lived assets; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings Corporation (“Sears Holdings”) reduces its interest in the Company to less than 10%; potential conflict of interest of some of the directors and executive officers of the Company owing to their ownership of Sears Holdings’ common stock; possible changes in the Company’s ownership by Edward S. Lampert, ESL Investments and other significant shareholders; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; competitive conditions in the businesses in which the Company participates; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in Section 9 “Risks and Uncertainties” of this MD&A as well as under Section 3(k) “Risk Factors” in the Company’s most recent AIF, Section 10 “Risks and Uncertainties” in the MD&A in the Company’s most recent annual report and elsewhere in the Company’s filings with Canadian and U.S. securities regulators. All of the forward-looking statements included in this MD&A are qualified by these cautionary statements and those made in the “Risk Factors” section of the Company’s most recent AIF, in the “Risks and Uncertainties” section of this MD&A and the Company’s most recent annual MD&A and the Company’s other filings with Canadian and U.S. securities regulators. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully, and readers should not place undue reliance on forward-looking statements made herein or in our other filings with Canadian and U.S. securities regulators. The forward-looking information in this MD&A is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

2016 Third Quarter Highlights
For the 13 and 39-week periods ended October 29, 2016 and October 31, 2015
(unaudited)

	Third Quarter			Year-to-Date
(in CAD millions, except per share amounts)	2016	% Chg 2016 vs 2015	2015	2016	% Chg 2016 vs 2015	2015
Total revenue	$625.2	(21.1)%	$792.1	$1,869.6	(17.2)%	$2,258.1
Total same store sales (%)[1]	(7.1)%		0.4%	(6.7)%		(2.5)%
Total Core Retail same store sales (%)[1]	(8.8)%		2.7%	(7.4)%		(0.6)%
Net loss	(120.0)	(125.6)%	(53.2)	(275.2)	(178.5)%	(98.8)
Basic and diluted net loss per share	(1.18)	(126.9)%	(0.52)	(2.70)	(178.4)%	(0.97)
Adjusted EBITDA[1]	(77.7)	(145.1)%	(31.7)	(219.2)	(100.5)%	(109.3)
(in CAD millions)	As at October 29, 2016	% Chg 2016 vs 2015	As at October 31, 2015	As at October 29, 2016	% Chg 2016 vs 2015	As at January 30, 2016
Cash	$155.0	107.8%	$74.6	$155.0	(50.6)%	$313.9
Inventories	701.6	(16.2)%	837.6	701.6	5.5%	664.8
Total assets	1,330.8	(19.9)%	1,661.5	1,330.8	(18.5)%	1,633.2
Shareholders’ equity	275.8	(41.5)%	471.8	275.8	(50.2)%	554.2

1
Total same store sales and Core Retail same stores sales are operating performance measures. Adjusted EBITDA is a non-IFRS measure. See Section 1.d. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA”.

Common Share Market Information
(Toronto Stock Exchange - Trading Symbol SCC)

	Third Quarter		Year-to-Date
	2016	2015	2016	2015
High	$3.75	$9.88	$5.98	$12.60
Low	$2.65	$7.08	$2.65	$7.08
Close	$2.65	$9.01	$2.65	$9.01
Average daily trading volume	11,700	6,462	22,003	11,811

(NASDAQ - Trading Symbol SRSC) - quoted in U.S. dollars

	Third Quarter		Year-to-Date
	2016	2015	2016	2015
High	$2.88	$7.63	$4.27	$10.00
Low	$1.95	$5.22	$1.95	$5.22
Close	$1.95	$7.25	$1.95	$7.25
Average daily trading volume	33,151	45,153	43,114	39,140

•
Revenue was $625.2 million in Q3 2016, a decrease of 21.1%, as compared to Q3 2015. The decrease was primarily attributable to sales declines in home décor, Craftsman®, Air & Water Products (“CAWP”), home furnishings, major appliances, children’s wear, women’s apparel, and jewellery, accessories & footwear. Included in the total revenue decrease in Q3 2016 described above, was a decrease in Direct channel of $61.9 million compared to Q3 2015 due to a reduction in catalogue pages and decrease in productivity of catalogue pages. In addition, the total revenue decrease in Q3 2016 included a decrease in commission and licensee revenue, primarily due to reduced revenues of $21.3 million after the termination of the credit card marketing and servicing agreement with JPMorgan Chase in November 2015, and the effect of store closures subsequent to the end of Q3 2015, which reduced revenues in Q3 2016 by $47.2 million.

•
Total same store sales for Q3 2016 declined by 7.1% compared to Q3 2015. Same store sales in our Full-Line and Sears Home stores combined (“Core Retail” stores) decreased by 8.8% in Q3 2016 compared to Q3 2015.

•	The Company made progress on its strategic initiatives, having executed the following in Q3 2016:

•
Launched the Company’s new Sears 2.0 prototype stores at Promenade Mall in Thornhill, Ontario and Mapleview Centre in Burlington, Ontario, with significant changes in layout and product offerings. Subsequent to Q3 2016, two additional Sears 2.0 stores at Stone Road Mall in Guelph, Ontario and Oshawa Centre in Oshawa, Ontario were completed and re-opened;

•	Launched the beta-testing version of Initium, the Company’s digital e-commerce platform, in the Alberta and British Columbia markets and rolled it out nation-wide in November 2016;

•	Subsequent to Q3 2016, the Company completed real estate transactions with proceeds of $62.9 million, consisting of a sale and leaseback and surrender of a lease; and

•	The Company continues to benefit from the previously achieved annualized cost reductions of $128.0 million and work towards the upper range of the target of $155.0 million.

•
The Company’s gross margin rate was 28.6% in Q3 2016 compared to 32.6% in Q3 2015. The decrease in the gross margin rate in Q3 2016 was impacted by the weakening of the Canadian dollar, which negatively impacted Q3 2016 margins by $15.5 million. The gross margin rate for Q3 2016 was also impacted by the termination of the credit card marketing and servicing agreement with JPMorgan Chase which reduced the gross margin by $21.3 million. Excluding the negative impact of the weakening Canadian dollar and the termination of the marketing and servicing agreement with JPMorgan Chase, the gross margin rate would have increased by 70 basis points to 33.3% in Q3 2016 compared to 32.6% in Q3 2015.

•
Adjusted net loss before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) in Q3 2016 was $77.7 million, as compared to $31.7 million in Q3 2015, an increase in the loss of $46.0 million. Adjusted EBITDA in Q3 2016 was negatively impacted by $22.3 million from the termination of the credit card marketing and servicing agreement with JPMorgan Chase, $15.6 million due to the weakening of the Canadian dollar, $0.5 million in severance costs which were included in transformation expense, and $2.7 million from expenses incurred for the Initium initiative. The negative impacts were partially offset by a reduction of $3.7 million from the closure of underperforming stores subsequent to the end of Q3 2015. Excluding the impact of these items, Adjusted EBITDA in Q3 2016 decreased by $8.6 million compared to Q3 2015.

•	Basic and diluted net loss per common share was $1.18 for Q3 2016, as compared to a basic and diluted net loss per common share of $0.52 for the same period last year.

•
The Company ended Q3 2016 with total cash of $155.0 million and no cash drawings on the $300.0 million Amended Credit Facility (as defined in Section 2 “Consolidated Financial Position, Liquidity and Capital Resources”). Refer to Note 8 “Long-term obligations and finance costs” in the Q3 2016 financial statements for additional information.

1. Company Performance
a. Merchandising Operations and Business Overview
The Company is comprised of one reportable segment, Merchandising. The Company’s merchandising operations include the sale of goods and services through the Company’s Retail channels, which include its Full-Line, Sears Home, Hometown, Outlet, Corbeil Electrique Inc. (“Corbeil”) stores and its Direct (catalogue/internet) channel. It also includes service revenue related primarily to logistics services provided through the Company’s wholly-owned subsidiary, S.L.H. Transport Inc. (“SLH”), and product repair. Commission revenue includes travel, home improvement services, wireless and long distance plans and insurance. Licensee fee revenue is comprised of payments received from licensees that operate within the Company’s stores.
As at October 29, 2016, January 30, 2016 and October 31, 2015, the Company’s locations were distributed across the country as follows:

						As at October 29, 2016	As at January 30, 2016	As at October 31, 2015
	Atlantic	Québec	Ontario	Prairies	Pacific	Total	Total	Total
Full-Line Department stores	10	23	31	18	13	95	95	95
Sears Home stores	—	7	15	5	2	29	41	43
Outlet stores	2	3	7	3	1	16	23	24
Corporate stores	12	33	53	26	16	140	159	162
Hometown stores	16	6	8	23	18	71	125	144
Corbeil Franchise stores	—	14	2	—	—	16	16	16
Corbeil Corporate stores	—	12	4	—	—	16	17	17
Corbeil	—	26	6	—	—	32	33	33
National Logistics Centres[1]	—	1	2	2	1	6	6	6
Travel offices	7	19	29	7	7	69	84	84
Catalogue merchandise pick-up locations	97	211	286	228	80	902	1,213	1,248

1
Sears operates six logistics centres strategically located across the country, each referred to as a National Logistics Centres (“NLC”). The NLCs are comprised of three owned and three leased warehouse facilities which serve all channels of the business. See Note 13 “Assets classified as held for sale” in the Q3 2016 financial statements for additional information.

As at October 29, 2016 and January 30, 2016, the number of selling units leased and owned by the Company was as follows:

	As at October 29, 2016			As at January 30, 2016
	Leased	Owned	Total	Leased	Owned	Total
Full-Line Department	86	9	95	86	9	95
Sears Home stores	27	2	29	39	2	41
Outlet stores	14	2	16	21	2	23
Hometown stores[1]	3	—	3	7	—	7
Corbeil[1]	28	—	28	29	—	29
Total[2]	158	13	171	182	13	195

1	Only Hometown and Corbeil stores that are not independently owned and operated are included.
2	Travel offices and Catalogue merchandise pick-up locations are located in Sears stores or local businesses, and therefore not included.

As at October 29, 2016, January 30, 2016 and January 31, 2015, the gross square footage for corporate store locations (both owned and leased) and NLCs was as follows:

(in square feet millions)	As at October 29, 2016	As at January 30, 2016	As at January 31, 2015
Full-Line Department	12.4	12.4	14.1
Sears Home stores	1.3	1.8	2.1
Outlet stores	1.7	2.2	0.9
Other[1]	0.2	0.2	0.3
NLCs	6.5	6.5	6.6
Total	22.1	23.1	24.0

1	Other includes Hometown and Corbeil stores that are not independently owned and operated. Other also included Appliances and Mattresses as at January 31, 2015 and prior.

b. Strategic Initiatives
During the third quarter of Fiscal 2016, Sears Canada further built on its stated strategic objective to re-engineer the business for long-term growth. The initiatives to achieve this objective have been established within four primary workstreams, which are designed to drive the Company’s business goals of increasing revenue, operating profitably, and maintaining a strong balance sheet.
The four primary workstreams are as follows:

1.
Sears 2.0 - Focuses on moving Sears physical retail stores to a more productive model, with a customer-focused assortment and a more flexible layout to optimize productivity and in-store experience. In most cases, this model will utilize smaller square footage for existing categories, allowing room in the store for new categories and new partnerships.

2.
Initium - Sears Canada has begun the process of re-building its technology architecture, with a digital commerce platform as the backbone.  The platform structures Sears Canada as an e-commerce company with a network of stores attached, as opposed to a network of stores and legacy technology with an e-commerce site appended, and enables Sears Canada to deliver more expansive third party fulfillment and logistics services on its nationwide logistics assets.

3.
Real Estate - Approaches the Company's real estate portfolio in two primary ways: (1) to provide the capital and liquidity to drive growth and pursue other value-creating balance sheet initiatives, and (2) to unlock value from real estate development and other business partnerships that fit strategically with its retail vision.

4.	SG&A - Focuses on aligning the Company’s cost structure and investment in resources to improve revenue and profitability.

During Q3 2016, the Company made significant and promising progress on its strategic initiatives, having executed the following:

•
Launched the Company’s new Sears 2.0 prototype stores at Promenade Mall in Thornhill, Ontario and Mapleview Centre in Burlington, Ontario, with significant changes in layout and product offerings. Subsequent to Q3 2016, two additional Sears 2.0 stores at Stone Road Mall in Guelph, Ontario and Oshawa Centre in Oshawa, Ontario were completed and re-opened;

•	Launched the beta-testing version of Initium, the Company’s digital e-commerce platform, in the Alberta and British Columbia markets and rolled it out nation-wide in November 2016;

•	Subsequent to Q3 2016, the Company completed real estate transactions with proceeds of $62.9 million, consisting of a sale and leaseback and surrender of a lease; and

•	The Company continues to benefit from the previously achieved annualized cost reductions of $128.0 million and work towards the upper range of the target of $155.0 million.

c. Quarterly Performance
The Company’s operations are seasonal in nature. Accordingly, merchandise and service revenue will vary by quarter based upon consumer spending behaviour. Historically, the Company’s revenue and operating results are higher in the fourth quarter than in any of the other three quarters due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns. However, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. This business seasonality results in quarterly performance that is not necessarily indicative of annual performance.

In addition, the Company offers seasonal goods and services. The Company sets inventory levels and promotional activity to be aligned with its strategic initiatives and expected consumer demands. Businesses that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behaviour as a result of unseasonable weather patterns.

Other factors that affect the Company’s sales and results of operations include actions by its competitors, timing of its promotional events, and changes in population and other demographics. Accordingly, the Company’s results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, or the full year, and total same store sales for any particular period may increase or decrease.

The table below outlines select financial data for the eight most recently completed quarters. The quarterly results are unaudited and have been prepared in accordance with IFRS.

	Third Quarter		Second Quarter		First Quarter		Fourth Quarter
(in CAD millions, except per share amounts)	2016	2015	2016	2015	2016	2015	2015	2014
Total revenue	$625.2	$792.1	$648.5	$768.8	$595.9	$697.2	$887.6	$972.5
Net (loss) earnings	$(120.0)	$(53.2)	$(91.6)	$13.5	$(63.6)	$(59.1)	$30.9	$(123.6)
Basic and diluted net (loss) earnings per share	$(1.18)	$(0.52)	$(0.90)	$0.13	$(0.62)	$(0.58)	$0.30	$(1.21)

d. Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA
The Q3 2016 financial statements are prepared in accordance with IAS 34. Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides this additional information in this MD&A.

Total same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. Total same store sales represents merchandise sales generated through operations in the Company’s Full-Line, Sears Home, Hometown, Outlet and Corbeil stores that were continuously open during both of the periods being compared. Core Retail same store sales represents merchandise sales generated through operations in the Company’s Full-Line and Sears Home stores (and exclude

Hometown, Outlet and Corbeil, which are considered non-Core), that were continuously open during both of the periods being compared. More specifically, the same store sales metrics compare the same calendar weeks for each period and represents the 13 and 39-week periods ended October 29, 2016 and October 31, 2015. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction. The same store sales metrics exclude the Direct channel.

A reconciliation of the Company’s total merchandising revenue to total same store sales is outlined in the following table:

	Third Quarter		Year-to-Date
(in CAD millions)	2016	2015	2016	2015
Total merchandising revenue	$625.2	$792.1	$1,869.6	$2,258.1
Non-comparable sales	117.7	175.3	418.7	514.4
Total same store sales	507.5	616.8	1,450.9	1,743.7
Percentage change in total same store sales	(7.1)%	0.4%	(6.7)%	(2.5)%
Percentage change in total same store sales by category
Apparel & Accessories	(7.9)%	(2.7)%	(8.0)%	(6.8)%
Home & Hardlines	(6.8)%	2.5%	(5.9)%	0.4%
Percentage change in Core Retail same store sales	(8.8)%	2.7%	(7.4)%	(0.6)%
Percentage change in Core Retail same store sales by category
Apparel & Accessories	(8.3)%	1.1%	(7.1)%	(3.6)%
Home & Hardlines	(10.0)%	4.0%	(8.1)%	2.0%

Adjusted EBITDA is a non-IFRS measure and excludes finance costs, interest income, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring, unusual or one-time nature. Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. The Company uses Adjusted EBITDA to evaluate the operating performance of its business as well as an executive compensation metric. While Adjusted EBITDA is a non-IFRS measure, management believes that it is an important indicator of operating performance because it excludes the effect of financing and investing activities by eliminating the effects of interest and depreciation and removes the impact of certain non-recurring, unusual or one-time nature items that are not indicative of our ongoing operating performance. Therefore, management believes Adjusted EBITDA gives investors greater transparency in assessing the Company’s results of operations.

A reconciliation of the Company’s net loss to Adjusted EBITDA is outlined in the following table:

	Third Quarter		Year-to-Date
(in CAD millions, except per share amounts)	2016	2015	2016	2015
Net loss	$(120.0)	$(53.2)	$(275.2)	$(98.8)
Transformation expense[1]	10.7	6.8	34.9	6.8
Gain on sale and leaseback transactions[2]	(5.4)	—	(46.0)	(67.2)
Assets held for sale impairment[3]	5.0	—	6.0	—
Other asset impairment[4]	12.4	—	16.3	—
Lease exit costs[5]	1.8	—	9.7	—
Gain on settlement of retirement benefits[6]	—	—	—	(5.1)
TBI costs[7]	—	—	—	6.4
Environmental remediation costs for assets held for sale[8]	1.3	—	1.8	—
Depreciation and amortization expense	7.7	11.2	24.1	37.3
Finance costs	5.0	1.6	8.6	7.6
Interest income	(0.5)	(1.5)	(4.6)	(2.0)
Income tax expense	4.3	3.4	5.2	5.7
Adjusted EBITDA[9]	(77.7)	(31.7)	(219.2)	(109.3)
Basic net loss per share	$(1.18)	$(0.52)	$(2.70)	$(0.97)

1
Transformation expense during 2016 relates primarily to severance incurred during the period. These costs were included in “Selling, administrative and other expenses” in the Q3 2016 financial statements.

2
Gain on sale and leaseback transactions represents the net gain related to selling and leasing back of the Company's logistics centres in Regina, Saskatchewan, Calgary, Alberta and Vaughan, Ontario as described in Note 20 “Gain on sale and leaseback transactions” in the Q3 2016 financial statements.

3
Assets held for sale impairment represents the charge related to writing down the carrying value of the property, plant and equipment of the logistics centres to fair value less costs to sell, described in Note 13 “Assets classified as held for sale” in the Q3 2016 financial statements.

4
Other asset impairment represents the charge related to writing down the carrying value of the property, plant and equipment and intangibles of certain cash generating units, described in Note 7 “Property, plant and equipment” in the Q3 2016 financial statements.

5	Lease exit costs relate primarily to costs incurred to exit certain properties. These costs were included in “Selling, administrative and other expenses” in the Q3 2016 financial statements.
6
Gain on settlement of retirement benefits relates to the settlement of retirement benefits of eligible members covered under the non-pension retirement plan during Q1 2015, described in Note 11 “Retirement benefit plans” in the Q3 2015 financial statements.

7
TBI costs represent the estimated costs to the Company related to TravelBrands Inc. (a licensee of the Company) filing for creditor protection, described in Note 16 “Financial instruments” of the Q3 2015 financial statements.

8
Environmental remediation costs for assets held for sale relate to estimated costs required to restore one logistics centre for sale. These costs are included in “Selling, administrative and other expenses” in the Q3 2016 financial statements.

9
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

Adjusted EBITDA and same store sales metrics do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Adjusted EBITDA and same store sales metrics should not be considered in isolation or as alternatives to measures prepared in accordance with IFRS.

e. Consolidated Financial Results

	Third Quarter			Year-to-Date
(in CAD millions)	2016	% Chg 2016 vs 2015	2015	2016	% Chg 2016 vs 2015	2015
Revenue	$625.2	(21.1)%	$792.1	$1,869.6	(17.2)%	$2,258.1
Cost of goods and services sold	446.4	(16.4)%	533.7	1,339.9	(11.5)%	1,513.4
Selling, administrative and other expenses	295.4	(4.1)%	308.1	841.7	(6.9)%	904.5
Operating loss	(116.6)	(134.6)%	(49.7)	(312.0)	(95.2)%	(159.8)
Gain on sale and leaseback transactions	5.4	100.0%	—	46.0	(31.5)%	67.2
Gain on settlement of retirement benefits	—	—%	—	—	(100.0)%	5.1
Finance costs	5.0	212.5%	1.6	8.6	13.2%	7.6
Interest income	0.5	(66.7)%	1.5	4.6	130.0%	2.0
Loss before income taxes	(115.7)	(132.3)%	(49.8)	(270.0)	(190.0)%	(93.1)
Income tax expense	4.3	26.5%	3.4	5.2	(8.8)%	5.7
Net loss	$(120.0)	(125.6)%	$(53.2)	$(275.2)	(178.5)%	$(98.8)

Total revenue in Q3 2016 decreased by 21.1% to $625.2 million compared to $792.1 million in Q3 2015. Total same store sales decreased by 7.1% and same store sales in Core Retail stores decreased by 8.8% in Q3 2016 compared to Q3 2015. The revenue in Q3 2016 relating to Home & Hardlines decreased by $100.3 million, or 26.8%, compared to Q3 2015, primarily due to sales declines in all product categories. Included in the total revenue decrease in Q3 2016 for Home & Hardlines was a $37.7 million decrease in Direct channel sales due to the reduction in catalogue pages and decrease in productivity of catalogue pages, and a $43.4 million decrease in retail store sales due to store closures subsequent to the end of Q3 2015. Total same store sales in Home & Hardlines decreased by 6.8% and same store sales in Home & Hardlines in Core Retail stores decreased by 10.0% in Q3 2016 compared to Q3 2015. The revenue in Q3 2016 relating to Apparel & Accessories decreased by $32.7 million, or 12.4%, compared to Q3 2015, due to sales declines in all product categories. Included in the total revenue decrease in Q3 2016 for Apparel & Accessories was a $24.1 million decrease in Direct channel sales due to the reduction in catalogue pages and decrease in productivity of catalogue pages, and a $3.8 million decrease in retail store sales due to store closures subsequent to the end of Q3 2015. Total same store sales in Apparel & Accessories decreased by 7.9% and same store sales in Apparel & Accessories in Core Retail stores decreased by 8.3% in Q3 2016 compared to Q3 2015. The total revenue decrease in Q3 2016 included a decrease in commission and licensee revenue, primarily due to reduced revenues of $21.3 million after the termination of the credit card marketing and servicing agreement with JPMorgan Chase in November 2015.

Total revenue decreased by 17.2% to $1,869.6 million in Fiscal 2016 year-to-date compared to the same period in Fiscal 2015. Total same store sales decreased by 6.7% and same store sales in Core Retail stores decreased by 7.4% in Fiscal 2016 year-to-date compared to the same period in Fiscal 2015. The revenue in Fiscal 2016 year-to-date relating to Home & Hardlines decreased by $231.6 million, or 21.4%, compared to the same period in Fiscal 2015, primarily due to sales declines in all product categories. Included in the total revenue decrease in Fiscal 2016 year-to-date for Home & Hardlines was a $76.2 million decrease in Direct channel sales due to the reduction in catalogue pages and decrease in productivity of catalogue pages, and a $75.7 million decrease in retail store sales due to store closures subsequent to the end of Q3 2015. Total same store sales in Home & Hardlines decreased by 5.9% and same store sales in Home & Hardlines in Core Retail stores decreased by 8.1% in Fiscal 2016 year-to-date compared to the same period in Fiscal 2015. The revenue in Fiscal 2016 year-to-date relating to Apparel & Accessories decreased by $75.8 million, or 10.2%, compared to the same period in Fiscal 2015, primarily due to sales declines in all product categories. Included in the total revenue decrease in Fiscal 2016 year-to-date for Apparel & Accessories was a $41.0 million decrease in Direct channel sales due to the reduction in catalogues pages and and decrease in productivity of catalogue pages, and a $6.3 million decrease in retail store sales due to store closures subsequent to the end of Q3 2015. Total same store sales in Apparel & Accessories decreased by 8.0%, while same store sales in Apparel & Accessories in Core Retail stores decreased by 7.1% in Fiscal 2016 year-to-date compared to the same period in Fiscal 2015. The total revenue decrease in Fiscal 2016 year-to-date included a decrease in commission and licensee revenue, primarily due to reduced revenues of $64.3 million from the termination of the credit card marketing and servicing agreement with JPMorgan Chase in November 2015.

In Q3 2016, total revenue recognized from points redemption under the loyalty program was $3.5 million (Q3 2015: $16.2 million). Total revenue deferred related to points issuances in Q3 2016 was $3.1 million (Q3 2015: $14.4 million), resulting in a net decrease of $1.4 million as compared to Q3 2015, primarily due to lower point redemptions partially offset by lower point issuances. Total revenue recognized in Q3 2016 for unredeemed points (by exclusion from deferral in the loyalty point redemption rate) decreased to $0.4 million (Q3 2015: $2.5 million), primarily due to a decrease in total points outstanding.

In Fiscal 2016 year-to-date, total revenue recognized from points redemption under the loyalty program was $19.4 million (in Fiscal 2015 year-to-date: $43.5 million). Total revenue deferred related to points issuances was $15.6 million (in Fiscal 2015 year-to-date: $39.3 million), resulting in a net decrease of $0.4 million as compared to Q3 2015, primarily due to lower point redemptions partially offset by lower point issuances. Total revenue recognized in Fiscal 2016 year-to-date for unredeemed points (by exclusion from deferral in the loyalty point redemption rate) decreased to $1.9 million (in Fiscal 2015 year-to-date: $8.4 million), primarily due to a decrease in total points outstanding.

Cost of goods and services sold was 16.4% lower in Q3 2016 compared to Q3 2015 and 11.5% lower in Fiscal 2016 year-to-date compared to the same period in Fiscal 2015. The decrease was primarily attributable to lower sales volumes, which included the effect of store closures subsequent to the end of Q3 2015, partially offset by the weakening Canadian dollar compared to the U.S. dollar, which negatively impacted Q3 2016 and Fiscal 2016 year-to-date by $15.5 million and $51.9 million, respectively.

The Company’s gross margin rate was 28.6% in Q3 2016 compared to 32.6% in Q3 2015. The decrease in the gross margin rate in Q3 2016 was impacted by the weakening of the Canadian dollar, which negatively impacted Q3 2016 margins by $15.5 million. The gross margin rate for Q3 2016 was also impacted by the termination of the credit card marketing and servicing agreement with JPMorgan Chase, which reduced the gross margin by $21.3 million. The gross margin rate in Fiscal 2016 year-to-date was 28.3% compared to 33.0% for the same period in Fiscal 2015. The decrease in the gross margin rate in Fiscal 2016 year-to-date was impacted by the weakening of the Canadian dollar, which negatively impacted Fiscal 2016 year-to-date margins by $51.9 million. The gross margin rate for Fiscal 2016 year-to-date was also impacted by the termination of the credit card marketing and servicing agreement with JPMorgan Chase, which reduced the gross margin by $64.3 million. Excluding the negative impact of the weakening Canadian dollar and the termination of the marketing and servicing agreement with JPMorgan Chase in Q3 2016 and Fiscal 2016 year-to-date, the gross margin rate would have increased by 70 basis points (33.3% in Q3 2016 compared to 32.6% in Q3 2015) and 40 basis points (33.4% in Fiscal 2016 year-to-date compared to 33.0% in the same period in Fiscal 2015).

Selling, administrative and other expenses, including depreciation and amortization expenses, decreased by $12.7 million, or 4.1%, to $295.4 million in Q3 2016 compared to Q3 2015. Excluding transformation expenses, impairment charges and other non-recurring items in Q3 2016, as shown in the reconciliation of the Company’s net loss to Adjusted EBITDA in Section 1.d. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA”, selling, administrative and other expenses declined by $37.1 million, or 12.3%, in Q3 2016 compared to Q3 2015. The decrease in expenses, excluding non-recurring items, was primarily attributable to lower depreciation expense, decreased spending on advertising, merchant commissions, and payroll expenses. Advertising expense decreased primarily due to reductions in catalogue pages and circulation. Merchant commissions decreased primarily due to reduced sales in Direct and Dealer channels. Payroll expense decreased primarily due to a reduced number of associates, as a result of transformation initiatives announced in Fiscal 2015.

Selling administrative and other expenses, including depreciation and amortization expenses, decreased by $62.8 million, or 6.9%, to $841.7 million in Fiscal 2016 year-to-date compared to the same period in Fiscal 2015. Excluding transformation expenses, impairment charges and other non-recurring items in Fiscal 2016 year-to-date, as shown in the reconciliation of the Company’s net loss to Adjusted EBITDA in Section 1.d. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Loss to Adjusted EBITDA”, selling, administrative and other expenses declined by $118.3 million, or 13.3%, in Fiscal 2016 year-to-date compared to the same period in Fiscal 2015. The decrease in expenses, excluding non-recurring, unusual or one-time items, was attributable to lower depreciation expense, decreased spending on advertising and payroll expenses. Advertising expense decreased primarily due to reductions in catalogue pages and circulation. Payroll expense decreased primarily due to a reduced number of associates, as a result of previously announced transformation initiatives.

Depreciation and amortization expense in Q3 2016 and in Fiscal 2016 year-to-date decreased by $3.5 million and $13.2 million, respectively, compared to the same periods in Fiscal 2015, primarily due to the sale and leaseback transactions, impairment of certain assets in Fiscal 2015, and the disposal of assets related to store closures subsequent to the end of Q3 2015. The Company regularly monitors the business for indicators of impairment and assesses the potential impact to the carrying value of our assets on a quarterly basis.

Finance costs in Q3 2016 and Fiscal 2016 year-to-date increased by $3.4 million and $1.0 million, respectively, as compared to the same periods in Fiscal 2015, primarily due to $3.2 million of interest on sales tax and interest on prior period income tax re-assessments during Q3 2016, and an increase of $0.9 million in interest expense on long-term obligations and amortization of transaction costs during Fiscal 2016 year-to-date.

Interest income in Q3 2016 and in Fiscal 2016 year-to-date decreased by $1.0 million and increased by $2.6 million, respectively, as compared to the same periods in Fiscal 2015, primarily due to the decrease in refund interest on net cash income tax receipts in Q3 2016, and the increase in interest earned from tax settlement for fiscal years 2005 to 2008 during Fiscal 2016 year-to-date.

Income tax expense in Q3 2016 and in Fiscal 2016 year-to-date increased by $0.9 million and decreased by $0.5 million, respectively, as compared to the same periods in Fiscal 2015, primarily due to the increase in income tax expense in Q3 2016 related to the federal re-assessments for taxation years of 2008 to 2010, and the decrease in income tax expense in Fiscal 2016 year-to-date related to the implementation of a loss monetization plan at the beginning of Fiscal 2016.

Adjusted EBITDA in Q3 2016 was a loss of $77.7 million compared to a loss of $31.7 million in Q3 2015, an increase in the loss of $46.0 million. Adjusted EBITDA in Fiscal 2016 year-to-date was a loss of $219.2 million compared to a loss of $109.3 million in the same period in Fiscal 2015, an increase in the loss of $109.9 million. Adjusted EBITDA in Q3 2016 was negatively impacted by $22.3 million from the termination of the credit card marketing and servicing agreement with JPMorgan Chase, $15.6 million due to the weakening of the Canadian dollar, $0.5 million in severance costs which were included in transformation expense, and $2.7 million from expenses incurred for the Initium initiative. The negative impacts were partially offset by a reduction of $3.7 million from the closure of underperforming stores subsequent to the end of Q3 2015. Adjusted EBITDA in Fiscal 2016 year-to-date was negatively impacted by $74.8 million from the termination of the credit card marketing and servicing agreement with JPMorgan Chase, $49.6 million due to the weakening of the Canadian dollar, $1.5 million from the closure of underperforming stores, and $8.7 million from expenses incurred for the Initium initiative, partially offset by a reduction of $5.3 million in severance costs not included in transformation expense in the Fiscal 2016 year-to-date. Excluding the impact of these items, Adjusted EBITDA in Q3 2016 declined by $8.6 million and in Fiscal 2016 year-to-date improved by $19.4 million compared to the same periods in Fiscal 2015.

2. Consolidated Financial Position, Liquidity and Capital Resources
Current assets as at October 29, 2016 were $1,067.6 million, which was $66.1 million lower than as at January 30, 2016. The decrease was primarily due to a $158.9 million decrease in cash and a $24.7 million decrease in income taxes recoverable due to refunds received related to carry back of losses generated by the Company from Fiscal 2014 and a settlement with tax authorities for fiscal years 2005 to 2008. These decreases were partially offset by a $36.8 million increase in inventories due to seasonal build-up of holiday inventory, a $15.7 million increase in prepaid expense related to information technology infrastructure services and property tax payments, and a $68.8 million increase in assets classified as held for sale due to a reclassification of capital assets to assets held for sale for proposed sale transactions which are expected to close within the next 12 months.

Current liabilities as at October 29, 2016 were $576.3 million, which was $14.4 million lower than as at January 30, 2016, primarily due to a $22.9 million decrease in deferred revenue related to lower unshipped sales and a reduction in sales of gift cards, and a $12.3 million decrease in other taxes payable primarily related to a decrease in commodity taxes due to a reduction in sales volume. These decreases were partially offset by a $19.0 million increase in accounts payable and accrued liabilities resulted from the seasonal built-up of holiday inventory.

Inventories were $701.6 million as at October 29, 2016, as compared to $664.8 million as at January 30, 2016. The $36.8 million increase was due to the seasonal build-up of holiday inventory, partially offset by a reduction due to improved inventory purchase management.

Total cash was $155.0 million as at October 29, 2016, as compared to $313.9 million as at January 30, 2016. The decrease of $158.9 million was primarily due to cash used for operating activities of $343.6 million, partially offset by cash generated from investing activities of $188.8 million, which included net proceeds of $201.5 million from the sale and leaseback transactions described in Note 20 “Gain on sale and leaseback transactions” in the Q3 2016 financial statements.
Total assets and liabilities as at the end of Q3 2016, Fiscal 2015, and Q3 2015 were as follows:

(in CAD millions, at period end)	As at October 29, 2016	As at January 30, 2016	As at October 31, 2015
Total assets	$1,330.8	$1,633.2	$1,661.5
Total liabilities	1,055.0	1,079.0	1,189.7
Total assets as at October 29, 2016 decreased by $302.4 million to $1,330.8 million, as compared to $1,633.2 million as at January 30, 2016, primarily due to decreases in property, plant and equipment and investment properties of $131.1 million from sale and leaseback transactions described in Note 20 “Gain on sale and leaseback transactions” of the Q3 2016 financial statements. Furthermore, there was a decrease of $22.3 million in property, plant and equipment, intangible assets and assets classified as held for sale due to the impairment described in Note 7 “Property, plant and equipment and intangible assets” and Note 13 “Assets classified as held for sale” of the Q3 2016 financial statements. In addition, cash decreased by $158.9 million as at October 29, 2016 compared to January 30, 2016.

Total liabilities as at October 29, 2016 decreased by $24.0 million to $1,055.0 million, as compared to $1,079.0 million as at January 30, 2016, primarily due to the decrease in deferred revenue of $26.9 million related to lower unshipped sales, and the decrease in retirement benefit liability of $19.3 million due to contributions exceeding retirement benefits plan expense during Fiscal 2016 year-to-date. These decreases were partially offset by a $19.0 million increase in accounts payable and accrued liabilities resulted from the seasonal built-up of holiday inventory.

Cash flow used for operating activities
Cash flow used for operating activities increased by $42.5 million in Q3 2016 to $159.3 million, as compared to cash flow used for operating activities of $116.8 million in Q3 2015. The Company’s primary source of operating cash flow is the sale of goods and services to customers and the primary use of cash in operating activities is the purchase of merchandise inventories. The increase in cash used for operating activities in Q3 2016 compared to Q3 2015 was primarily attributable to a higher net loss and lower income tax refunds, partially offset by lower inventory from improved inventory purchase management.

Cash flow generated from (used for) investing activities
Cash flow generated from investing activities was $13.0 million in Q3 2016, as compared to cash flow used for investing activities of $15.8 million in Q3 2015, an increase in cash generated from investing activities of $28.8 million. The increase in Q3 2016 as compared to Q3 2015 was primarily due to $17.6 million of proceeds received from 855 Park Street Properties Limited Partnership described in Note 20 “Gain on sale and leaseback transactions” of the Q3 2016 financial statements, and a decrease of $10.1 million in purchases of property, plant and equipment and intangible assets in Q3 2016.

Cash flow used for financing activities
Cash flow used for financing activities of $1.4 million in Q3 2016 was comparable to Q3 2015.

Contractual Obligations
Contractual obligations, including payments due over the next five fiscal years and thereafter, are shown in the following table:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$351.7	$351.7	$351.7	$—	$—	$—
Finance lease obligations including payments due within one year [1]	21.3	25.9	5.1	10.1	7.2	3.5
Operating lease obligations [2]	n/a	398.4	88.5	142.3	93.3	74.3
Royalties [2]	n/a	13.5	1.3	7.0	5.2	—
Purchase agreements [2,3]	n/a	18.4	12.0	5.9	0.5	—
Retirement benefit plans obligations[4]	307.6	209.7	39.1	88.5	77.0	5.1
	$680.6	$1,017.6	$497.7	$253.8	$183.2	$82.9

1
Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%. The Company had no borrowings on the Amended Credit Facility as at October 29, 2016.

2	Operating lease obligations, royalties and certain purchase agreements are not reported in the unaudited Condensed Consolidated Statements of Financial Position.
3
Certain vendors require minimum purchase commitment levels over the term of the contract. A portion of these obligations are included in “Other long-term liabilities” in the unaudited Condensed Consolidated Statements of Financial Position.

4
Payments are based on a funding valuation as at December 31, 2015 which was completed on September 27, 2016. Any obligation beyond 2021 would be based on a funding valuation to be completed as at December 31, 2018 or earlier at the Company’s discretion.

Retirement Benefit Plans
At the end of Q3 2016, the Company’s retirement benefit plan obligations decreased by $19.3 million to $307.6 million, as compared to the end of Fiscal 2015.

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2015, and was completed on September 27, 2016. The Company also maintains a defined benefit non-pension retirement plan which provides life insurance, medical and dental benefits to eligible retired employees as well as short-term disability payments for active employees, through a health and welfare trust (“Other Benefits” plan). An actuarial valuation of the Other Benefits plan is performed at least every three years, with the last valuation completed as of January 31, 2014.

During the 39-week period ended October 31, 2015, the Company made a voluntary offer to settle medical and dental benefits of eligible members covered under the Other Benefits plan. The Company paid $4.0 million to settle acceptances from the Other Benefits plan offer and recorded a pre-tax gain on settlement of retirement benefits of $5.1 million ($5.4 million settlement gain less fees of $0.3 million) during the 39-week period ended October 31, 2015 related to these offers. This payment was included in “Retirement benefit plans contributions” in the unaudited Condensed Consolidated Statements of Cash Flows. To determine the settlement gain, the Other Benefits plan was remeasured as at the date of settlement, which also resulted in a $2.0 million increase to “Other comprehensive income (loss)” (“OCI”).

During Fiscal 2016, the Company changed the target asset allocation to 50-70% fixed income and 30-50% equity for the defined benefit registered pension plan. As at the end of Q3 2016, the assets were in line with the target allocation range. The asset allocation may be changed from time to time in terms of weighting between fixed income, equity and other asset classes as well as within the asset classes themselves.

See Note 11 “Retirement benefit plans” in the Q3 2016 financial statements, for additional information.

Capital Resources
The Company’s capital expenditures, working capital needs, debt repayment and other financing needs are funded primarily through cash generated from operations and existing cash on hand. In selecting appropriate funding choices, the Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. Sears expects to be able to satisfy all of its financing requirements through cash on hand and, if necessary, availability under the Company’s credit facility as described below. The Company’s cost of funding is affected by general economic conditions, including the overall interest rate environment, as well as the Company’s financial performance, credit ratings and fluctuations of its credit spread over applicable reference rates.

The Company’s debt consists of finance lease obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015. On May 28, 2014, the Company announced that it had extended the term of the Credit Facility (the “Amended Credit Facility”) to May 28, 2019 and reduced the total credit limit to $300.0 million. The Amended Credit Facility is secured with a first lien on inventory and credit card receivables.

Availability under the Amended Credit Facility is determined pursuant to a borrowing base formula, up to a maximum availability of $300.0 million. Availability under the Amended Credit Facility was $210.9 million as at October 29, 2016 (January 30, 2016: $120.1 million, October 31, 2015: $230.0 million). In 2013, as a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company provided additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply. As at October 29, 2016, four properties in Canada had been pledged under the Amended Credit Facility. The reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up of the Company’s retirement benefit plan, and based on the value of real estate assets pledged as additional collateral. The Company is in discussions with its lenders to contribute additional real estate assets into the Amended Credit Facility, with a view to reducing the net pension reserve and thereby increasing availability under the facility.  The Amended Credit Facility contains covenants which are customary for facilities of this nature and the Company was in compliance with all covenants as at October 29, 2016.

Due primarily to the pension reserve in the Amended Credit Facility, the current structure is not optimal nor an efficient way for the Company to access capital. The Company has substantial collateral value in inventory ($701.6 million as at the end of Q3 2016) and owned real estate assets (greater than $290.0 million in value based on the most recent appraised valuations) available with which to structure a financing solution that should provide more flexibility than the current Amended Credit Facility. Based on the above factors, and the fact that there are no funded borrowings against this collateral, the Company is also actively seeking alternative financing structures that provide more credit availability relative to the collateral available.

As at October 29, 2016, the Company had no borrowings under the Amended Credit Facility. The Company had unamortized transaction costs associated with the Amended Credit Facility of $2.5 million included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position (January 30, 2016: no borrowings and unamortized transaction costs of $3.2 million included in “Other long-term assets”, October 31, 2015: no borrowings and unamortized transaction costs of $3.4 million included in “Other long-term assets”). In addition, the Company had $89.1 million (January 30, 2016: $63.3 million, October 31, 2015: $70.0 million) of letters of credit outstanding against the Amended Credit Facility. These letters of credit cover various payment obligations. Interest on drawings under the Amended Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Amended Credit Facility are due monthly.

As at October 29, 2016, the Company had outstanding merchandise letters of credit of less than U.S. $0.1 million (January 30, 2016: U.S. $4.8 million, October 31, 2015: U.S. $7.2 million) used to support the Company’s offshore merchandise purchasing program with restricted cash pledged as collateral.

During Fiscal 2016 year-to-date, the Company received proceeds of $201.5 million upon closing of the sale and leaseback transactions described in Note 20 “Gain on sale and leaseback transactions” in the Q3 2016 financial statements, and $23.0 million from tax recoveries, described in Note 17 “Income taxes” in the Q3 2016 financial statements. The proceeds will be used for general corporate purposes. The Company regularly monitors its sources and uses of cash and its level of cash on hand, and considers the most effective use of cash on hand, including stock purchases and dividends.

3. Financial Instruments
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange, interest rate, fuel price and natural gas price risk. See Note 14 “Financial instruments” in the Q3 2016 financial statements for additional information.

Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash, accounts receivable and other long-term assets.

Cash, accounts receivable, derivative instruments and investments included in other long-term assets totaling $218.5 million as at October 29, 2016 (January 30, 2016: $381.2 million, October 31, 2015: $150.2 million) expose the Company to credit risk if a counterparty to a financial instrument fails to meet its contractual obligations. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.

The Company is exposed to minimal credit risk from third parties as a result of ongoing credit evaluations and review of accounts receivable collectability. An allowance account included in “Accounts receivable, net” in the unaudited Condensed Consolidated Statements of Financial Position totaled 6.0 million as at October 29, 2016 (January 30, 2016: $6.0 million, October 31, 2015: $5.9 million). As at October 29, 2016, no individual party represented 10% or more of the Company’s net accounts receivable (January 30, 2016: no individual party represented 10% or more the Company’s net accounts receivable, October 31, 2015: one party represented 13.5% of the Company’s net accounts receivable).

Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to seek to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.

Foreign exchange risk
The Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at October 29, 2016, there were forward contracts outstanding with a notional value of U.S. $63.0 million (January 30, 2016: U.S. $168.0 million, October 31, 2015: U.S. $179.0 million) and a fair value of $2.6 million included in “Derivative financial assets” (January 30, 2016: $6.6 million included in “Derivative financial assets”, October 31, 2015: $4.1 million included in “Derivative financial assets”) in the Q3 2016 financial statements. These derivative contracts have settlement dates extending to May 2017. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods purchased for resale (“hedged item”). As at October 29, 2016, the designated portion of these hedges was considered effective.

While the notional principal of these outstanding financial instruments is not recorded in the unaudited Condensed Consolidated Statements of Financial Position, the fair value of the contracts is included in “Derivative financial assets” or “Derivative financial liabilities”, depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in OCI for cash flow hedges, to the extent the designated portion of the hedges continues to be effective, with any ineffective portion included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. Amounts previously included in OCI are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacts net loss.

During the 13 and 39-week period ended October 29, 2016, the Company recorded a loss of $0.3 million and gain of $1.0 million (2015: loss of $0.2 million and loss of $1.3 million), respectively, in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and accounts payable.

The period end exchange rate was 0.7472 U.S. dollar to one Canadian dollar. A 10% appreciation or depreciation of the U.S. dollar and/or the Canadian dollar exchange rate was determined to have an after-tax impact on net loss of $0.7 million for U.S. dollar denominated balances included in cash and accounts payable.

Interest rate risk
Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.

Net assets included in cash and other long-term assets, and borrowings under the Amended Credit Facility, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at October 29, 2016 was a net asset of $156.3 million (January 30, 2016: net asset of $315.2 million, October 31, 2015: net asset of $75.9 million). An increase or decrease in interest rates of 25 basis points would cause an after-tax impact on net loss of $0.3 million for net assets subject to interest rate risk included in cash and other long-term assets as at October 29, 2016.

Fuel and natural gas price risk
The Company entered into fuel and natural gas derivative contracts to manage the exposure to diesel fuel and natural gas prices and help mitigate volatility in cash flow for the transportation service business and utilities expense, respectively. As at October 29, 2016, the fixed to floating rate swap contracts outstanding had a fair value of $0.2 million included in “Derivative financial assets” (January 30, 2016: less than $0.1 million included in “Derivative financial assets”, October 31, 2015: $0.1 million included in “Derivative financial liabilities”) in the unaudited Condensed Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to January 31, 2017 with monthly settlement of maturing contracts.

4. Funding Costs
The funding costs for the Company in Q3 2016 and Q3 2015 are outlined in the table below:

	Third Quarter		Year-to-Date
(in CAD millions)	2016	2015	2016	2015
Interest costs
Total long-term obligations at end of period[1]	$21.3	$25.1	$21.3	$25.1
Average long-term obligations for period[2]	21.8	25.6	22.7	26.5
Long-term funding costs[3]	0.4	0.5	1.3	1.5
Average rate of long-term funding	7.4%	7.8%	7.7%	7.6%

1	Includes current portion of long-term obligations.
2	The average long-term obligations is calculated as an average of the opening and ending balances as at each reporting date throughout the period.
3	Excludes standby fee on the unused portion of the Amended Credit Facility, amortization of debt issuance costs, interest accrued related to uncertain tax positions and sales tax assessments.
See Section 2 “Consolidated Financial Position, Liquidity and Capital Resources” for a description of the Company’s funding sources.

5. Related Party Transactions
As at December 8, 2016, ESL Investments, Inc., and investment affiliates including Edward S. Lampert, collectively “ESL”, was the beneficial holder of 46,162,515 common shares, representing approximately 45.3% of the Company’s total outstanding common shares. Sears Holdings was the beneficial holder of 11,962,391 common shares, representing approximately 11.7% of the Company’s total outstanding common shares.

The Company periodically enters into transactions with Sears Holdings. Transactions between the Company and Sears Holdings are recorded either at fair market value or the exchange amount which was established and agreed to by the related parties. See Section 5 “Related Party Transactions” in the 2015 Annual Report and Note 30 “Related party transactions” in the 2015 Annual Consolidated Financial Statements for further information about these transactions. The Company and ESL are parties to an agreement where ESL will provide, when requested by the Company, investment, business and real estate consulting services to the Company. There will be no fees, expenses or disbursements payable by the Company to ESL for these services.

6. Shareholders' Equity
As at December 8, 2016, the total number of common shares issued and outstanding of the Company was 101,877,662 (January 30, 2016: 101,877,662, October 31, 2015: 101,877,662), the total number of restricted share units outstanding was 500,000, and the total number of options granted to acquire common shares outstanding was 67,000.

7. Accounting Policies and Estimates
a. Issued Standards Not Yet Adopted
The Company monitors the standard setting process for new standards and interpretations issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.

In January 2016, the IASB issued the following new standard:
IFRS 16, Leases (“IFRS 16”)
IFRS 16 replaces IAS 17, Leases. This standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and financing leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Adoption of IFRS 16 is mandatory and will be effective for annual periods beginning on or after January 1, 2019 with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.

In July 2014, the IASB issued the final publication of the following standard:
IFRS 9, Financial Instruments (“IFRS 9”)
IFRS 9 replaces IAS 39. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will permit more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Adoption of IFRS 9 is mandatory and will be effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.

In May 2014, the IASB issued the following standard:
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various interpretations regarding revenue. This standard introduces a single model for recognizing revenue that applies to all contracts with customers, except for contracts that are within the scope of standards on leases, insurance and financial instruments. This standard also requires enhanced disclosures. Adoption of IFRS 15 is mandatory and will be effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.

b. Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Note 2 “Significant accounting policies” and Note 4 “Critical accounting judgments and key sources of estimation uncertainty” in the 2015 Annual Consolidated Financial Statements and are consistent with those used in the preparation of the Q3 2016 financial statements.

8. Disclosure Controls and Procedures
Disclosure Controls and Procedures
Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures (“DC&P”) that are designed to provide reasonable assurance that information required to be disclosed by the Company in its public disclosure documents, including its Annual and Interim MD&A, Annual and Interim Financial Statements, and AIF, is recorded, processed, summarized and reported within required time periods and includes controls and procedures designed to ensure that the information required to be disclosed by the Company in its public disclosure documents is accumulated and communicated to the Company’s management, including the Executive Chairman and interim Chief Financial Officer (“interim CFO”), to allow timely decisions regarding required DC&P.

Management of the Company, including the Executive Chairman and interim CFO, has caused to be evaluated under their supervision, the Company’s DC&P, and has concluded that the Company’s DC&P was effective for the period ended October 29, 2016.

Internal Control over Financial Reporting
Management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management of the Company, including the Executive Chairman and interim CFO, has caused to be evaluated the internal control over financial reporting and has concluded, based on that evaluation, that the Company’s internal control over financial reporting was effective as at October 29, 2016. Additionally, management of the Company evaluated whether there were changes in the internal control over financial reporting during Q3 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting and has determined that no such changes occurred during this period.

Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.

9. Risks and Uncertainties
Please see Section 10 “Risks and Uncertainties” in the Company’s 2015 Annual Report for a detailed description of the risks and uncertainties faced by the Company.